SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Education Lending Group, Inc.

(Name of issuer)

Common Shares, $.001 par value per share

(Title of class of securities)

28140A 10 9

(CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐Rule 13d-1(d)

CUSIP No. 28140A 10 9	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CMWL Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 750,000

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 750,000

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (11) 5.9%

12.	Type of Reporting Person OO

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Education Lending Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12760 High Bluff Drive, Suite 210

San Diego, California 92130

Item 2(a).	Name of Person Filing:

CMWL Trust

Item 2(b).	Address of Principal Business Office:

Richmond House, 12 Par-La-Ville Road

Hamilton HM11, Bermuda

Item 2(c).	Citizenship:

Bermuda

Item 2(d).	Title of Class of Securities:

Common Shares, par value $.001 per share

Item 2(e).	CUSIP Number:

28140A 10 9

Item 3.	Rules 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership:

a) Amount beneficially owned: 750,000 shares

b) Percent of class: 5.9%

c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:    750,000

(ii) Shared power to vote or to direct the vote:    N/A

(iii) Sole power to dispose or to direct the disposition of:    750,000

(iv) Shared power to dispose or to direct the disposition of:    N/A

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2003

CMWL Trust

By Codan Trust Company Limited, its Trustee

/S/ SANGITA BHALLA
Name: Sangita Bhalla
Title: Trust Manager